EXHIBIT 99.9

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Mercator Minerals Ltd. (“Mercator”, “the Company”, “us”, “we” or “our”) and its subsidiaries. The MD&A of financial position and results of operations should be read in conjunction with Mercator’s unaudited condensed consolidated interim financial statements and the related notes for the period ended June 30, 2011, which are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), as well as the Company’s 2010 Annual Consolidated Financial Statements and the MD&A included in the Company’s 2010 Annual Report, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Unless otherwise noted, all currency amounts are in US dollars and all tabular amounts are in millions. This MD&A has been prepared as of August 15, 2011. Additional information, including our 2010 Annual Consolidated Financial Statements, annual information form, and MD&A for the year ended December 31, 2010, is available on SEDAR at www.sedar.com.  For a discussion of the Company’s adoption of International Financial Reporting Standards (“IFRS”), refer to page 24 of this MD&A.

This MD&A contains “forward-looking information and statements” that are subject to risk factors set out under the caption “Cautionary Note Regarding Forward-Looking Information”.  The reader is cautioned not to place undue reliance on forward-looking statements.

SECOND QUARTER HIGHLIGHTS AND SIGNIFICANT ITEMS

●
The Company’s Mineral Park mine set a record for both copper and molybdenum production. Copper production totalled 11.2 million pounds (10.4 million pounds in concentrates and 0.8 million pounds of cathode copper) and 1.8 million pounds of molybdenum. The increased production is attributable to improved copper and molybdenum recoveries and increased mill throughput during the quarter of 2011. Recoveries were 76.6% for copper and 73.6% for molybdenum and mill throughput averaged a record of 32,260 tons per day (tpd).

●
Net income of $24.0 million ($0.12 per share) for the quarter (includes a one time charge of $2.8 million related to the Creston Moly acquisition) as compared to a net income of $22.9 million ($0.12 per share) for the comparable quarter of 2010.

●	Revenues of $72.4 million for the quarter, an increase of $27.5 million, or 61%, over the comparable quarter of 2010.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

●	*Cash costs in the quarter for copper was $2.29 per pound and for molybdenum was $12.10 per pound, or 11% and 18%, respectively lower than the first quarter of 2011.

●	Earnings from operations of $17.8 million (or nearly 25% of total revenues), representing an $8.0 million increase, or 82% increase, over the comparable quarter of 2010.

●	*The Company recorded earnings before interest, tax, depreciation, and amortization (EBITDA) of $29.2 million for the quarter as compared to $29.1 million for the second quarter of 2010.

●	Net cash from operations at the Company’s wholly owned Mineral Park Mine was $23.5 million for the quarter, compared to a negative $3.1 million in the second quarter of 2010.

●
Capital expenditures of $19.7 million for the quarter included $15.7 million for the Phase 2 mill expansion and $4.0 million for the natural gas turbine installation at Mineral Park mine. The turbine was placed into service on August 15, 2011. Phase 2 mill expansion construction is complete and ore throughput will begin ramping up. The second ore crusher is expected to be completed and placed into service by mid-September, increasing the ore throughput to the design rate of 50,000 tpd.

●	On June 22, 2011, the Company acquired all the outstanding common shares of Creston Moly Corp. (Creston Moly) by way of a previously announced plan of arrangement.

Three Month Overview	June 30
	2011	2010
Gross Sales Revenue ($ millions)	72.4	44.9

Copper Produced (lbs millions)	11.2	9.0
Total cash cost per pound of copper produced	($) 2.29	1.89

Molybdenum Produced (lbs millions)	1.8	0.9
Total cash cost per pound of molybdenum produced	($) 12.10	10.50

Copper sold (lbs millions)	10.2	5.9
Molybdenum sold (lbs millions)	1.6	1.0

Net income for the period ($ millions)	24.0	22.9
Earnings per common share	($) 0.12	0.12

Cash flow from (used in) operating activities ($ millions)	21.5	(20.2)
Cash, restricted cash & short-term deposits ($ millions)	37.4	44.6

  *These are alternative performance measures.  Please see “Alternative Performance Measures” section on page 20 below.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Mineral Park Phase 2 Expansion Update
The Phase 2 construction and expansion of milling capacity to 50,000 tpd is nearly complete and commissioning is expected to begin in mid-August and be fully completed by the middle of September 2011. Current status as of August 15, 2011 is as follows:

●	The 37 megawatt turbine generator construction and testing was completed on August 12, 2011 with commercial operation commencing on August 15, 2011.

●	Phase 2 ball mills construction is complete.

●	Phase 2 rougher flotation cells construction is complete.

●	The waterline and well construction is complete; three wells energized mid-August with the final well expected to be energized early this September.

●	Phase 2 crusher installation is progressing well and is expected to be completed by mid-September 2011.

●
As of July 31, 2011, the Company is expecting an additional $8.8 million of capital expenditures for the Phase 2 expansion, which includes the final capital required for the commissioning and commencement of commercial operation of the natural gas turbine.

OVERVIEW

The Company is a natural resource company engaged in the mining, development and exploration of its mineral properties in the United States of America and Mexico. The Company’s principal assets are its 100% owned Mineral Park mine (“Mineral Park Mine”), a producing copper/molybdenum mine located near Kingman, Arizona, its 100% owned El Pilar (“El Pilar”) copper exploration and development project located in Northern Mexico, and its 100% owned El Creston (“El Creston”) molybdenum exploration and development project located in Northern Mexico.

The Company acquired 100% of the shares of Mineral Park Inc. (“MPI”) which holds the Mineral Park Mine from Equatorial Mining North America, Inc. (“EMNA”) in 2003. El Pilar was acquired in 2009, through the acquisition of Stingray Copper Incorporated. El Creston was acquired in June 2011, through the acquisition of Creston Moly Corp.

Mineral Park Mine
Since 2009, the Company has completed construction, commissioning and commercial production of the Phase 1 and Phase 1.5 mill expansions at the Mineral Park Mine increasing capacity from a 25,000 tpd mill to capacity of 30,000 - 35,000 tpd.

For the three months ended June 30, 2011, Mineral Park Mine produced a record of 11.2 million pounds of copper and 1.8 million pounds of molybdenum.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

In September of 2011, the Company anticipates completing the commissioning of the Phase 2 expansion of the mine and ore processing facilities thereby increasing ore throughput to 50,000 tpd and resulting in a substantial increase in the copper and molybdenum production and a decrease in unit cost of sales.  The gas turbine commenced service on August 15, 2011 and will supply the power for the Phase 2 incremental power requirements.  The Company’s estimate for copper and molybdenum production for 2011 is as follows:

(in millions of pounds)

	Copper	Molybdenum
Actual
1st quarter 2011	9.5	1.0
2nd quarter 2011	11.2	1.8
	20.7	2.8
Forecast
3rd quarter 2011	12.0	1.7
4th quarter 2011	12.5	2.3
	24.5	4.0

Total forecast 2011	45.2	6.8

Due to a delay of the scheduled start for ramping up of Phase 2, the third quarter of 2011 forecast has been adjusted downward from 14.1 million pounds to 12.0 million pounds of copper, and molybdenum production adjusted from 1.8 to 1.7 million pounds.

El Pilar
As a result of a successful crib and column testing program performed earlier in 2011 using ore samples from the El Pilar project, the Company is proceeding with an optimized feasibility study incorporating the run-of-mine development option for El Pilar.  Run-of-mine leaching will eliminate the capital and operating costs associated with the crushing plant for El Pilar.

The Company anticipates El Pilar to be a conventional open pit, run of mine, heap leach copper project and currently anticipates completing an optimized feasibility study and a development decision during the third quarter of 2011.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Project updates:

●	Engineering and cost estimation efforts continued on the El Pilar Project optimized feasibility study and 43-101 report as scheduled.

●	Mine plans for the El Pilar resources were completed for purposes of the optimized feasibility study.

●	Modified environmental permit application (MIA) and soil use (CUS) are completed and prepared for submittal in the third quarter of 2011.

●	Archaeological survey of the El Pilar property completed by Instituto Nacional de Antropologia e Historia (INAH).

●	Continued metallurgical testing of resource samples representing the full range of expected copper grades and acid soluble copper is scheduled to be completed during the third quarter of 2011.

●
On March 9, 2011, the Company obtained an agreement with the Ejido Miguel Hidalgo to purchase 294 hectares in the northern area of the property. The land title application to complete the transfer was submitted to the Agrarian authorities. Until the title process is completed, the surface rights exist for mineral exploitation under a long term lease agreement.

●	Power transmission line route surveyed and environmental study completed, and preliminary positive discussions with landowners for right-of-way advanced.

El Creston
El Creston is an advanced development-stage molybdenum and copper project located in Sonora, Mexico. The project is expected to generate an average annual production of approximately 23.9 million pounds of molybdenum in concentrate and approximately 16.0 million pounds of copper in concentrate over a 13 year mine life. The Company expects to continue drilling and delineating the deposit in the near term.

Project updates:

●	Completed two diamond drill holes totaling 457.7 meters in length to further define the A-37 Zone.

●	Completed two diamond drill holes totaling 1045.60 meters in length to test the Red Hill Deep Zone.

●	On-going studies related to the preparation of the Feasibility Report for El Creston are nearly complete.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

CRESTON MOLY ACQUISITION

On April 12, 2011, the Company and Creston Moly entered into a definitive agreement pursuant to which Mercator was to acquire all the outstanding common shares of Creston Moly by way of a plan of arrangement.  The transaction was approved by the shareholders of Creston Moly and received approval of the Supreme Court of British Columbia.  The transaction closed on June 22, 2011.

The total purchase consideration was $155.5 million. The consideration paid to acquire Creston Moly is comprised of $23.6 million in cash, 43,051,904 common shares of the Company valued at $118.6 million based on the June 22, 2011 closing price of the Company shares, 2,241,024 Mercator options valued at $3.6 million and 4,294,296 Mercator warrants valued at $5.8 million.  The vested Mercator options and warrants were issued to replace existing vested Creston Moly options and warrants. In addition, the total purchase consideration included: transaction cost incurred by the Company of $3.2 million and the fair market value of the previously owned Creston Moly shares of $0.7 million.

Creston Moly owns a 100% interest in El Creston, an advanced development-stage moly-copper project located in Sonora, Mexico. Mercator believes that the addition of a world-class development asset like El Creston, which is anticipated to commence development in late 2013, is a strong step towards creating a strong intermediate base metals company with an attractive growth profile.

SUMMARIZED FINANCIAL RESULTS

The following table presents our unaudited quarterly results of operations for each of the last eight quarters.  This data has been derived from our interim consolidated financial statements, which in our opinion; include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information.  The unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2010 and 2009.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

(in millions, except per share amounts)	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30
	2011		2010(1)				2009(2)
Revenues	72.4	55.9	56.0	51.1	44.9	30.5	34.9	26.2
Copper sold (pounds) (3)	10.2	8.8	9.6	9.0	5.9	6.2	7.2	5.5
Molybdenum in concentrate sold (pounds) (4)	1.6	1.0	1.6	1.2	1.0	0.6	0.1	0.5
Average realized copper price	$4.32	$4.44	$3.75	$3.41	$3.15	$3.45	$3.06	$2.85
Average realized molybdenum price	$16.93	$15.65	$15.56	$11.90	$15.61	$16.88	$11.02	$13.76
Average COMEX copper price	$4.16	$4.38	$3.92	$3.28	$3.18	$3.29	$3.01	$2.65
Average Molybdenum spot price	$16.56	$17.32	$15.65	$14.86	$16.52	$15.17	$11.33	$14.23
Earnings (loss) from operations	17.8	9.2	13.4	9.0	9.8	(4.6)	1.2	2.5
Unrealized gain (loss) on derivative instruments	8.2	(7.5)	(51.2)	(76.1)	15.4	–	–	–
Unrealized gain (loss) on stock purchase warrants	8.5	5.8	(23.8)	(13.3)	14.9	(1.8)	–	–
Net income (loss)	24.0	(6.2)	(68.5)	(82.3)	22.9	(11.4)	(1.8)	(0.7)
Net income (loss) per share	0.12	(0.03)	0.35	(0.42)	0.12	(0.06)	(0.01)	(0.01)
Cash flow from operating activities	21.5	8.5	23.3	7.1	(20.2)	–	11.8	0.0
Cash and cash equivalents (including restricted cash)	37.4	33.3	46.2	46.7	44.6	57.6	62.2	64.8
Total assets	599.1	426.6	422.6	393.7	395.2	375.5	381.1	341.8

(1)	These amounts have been restated in accordance with IFRS and reflect changes as per Note 4 of the condensed consolidated interim financial statements.

(2)	These figures are reported in accordance with Canadian GAAP.

(3)
The Company’s copper concentrate sales are recognized at the COMEX monthly average prices for quotational periods M+1, M+3, or M+4 (at the buyer’s declaration) with assemblage of agreed upon lot sizes, approximately 5,000 wet metric tons (wmt).  Current destinations include China through the port of Guaymas, Mexico and to Hayden and Miami, Arizona.  The Company is responsible for freight, insurance, smelting, documentation fees and refining costs.  Current off-take agreements with metal brokers include 40,000 wmt per year in years 2011-2012 and 70,000 dry metric tons (dmt) in 2011-2017.

(4)
The Company’s molybdenum concentrate sales are recognized at worldwide oxide prices less broker discounts at the time of delivery to the buyer.  Concentrate sales are FOB mine site. Current off-take agreement is an Evergreen Contract for 100% of molybdenum production, with terms and conditions reviewed on an annual basis.

REVIEW OF FINANCIAL RESULTS

The Company’s only operating property is Mineral Park Mine in Kingman, Arizona.

For the six months ended June 30, 2011, the Company reported a consolidated net income of $17.8 million, or $0.09 per share, compared to a consolidated net income of $11.5 million, or $0.06 per share, for the six months ended June 30, 2010.  Consolidated earnings from operations were $27.0 million for the six months ended June 30, 2011 compared to earnings from operations of $5.1 million for the comparable period in 2010.

For the three months ended June 30, 2011, the Company reported a consolidated net income of $24.0 million, or $0.12 per share, compared to a consolidated net income of $22.9 million, or $0.12 per share, for the three months ended June 30, 2010.  Consolidated earnings from operations were $17.8 million for the three months ended June 30, 2011 compared to earnings from operations of $9.8 million for the comparable period in 2010.  Our consolidated net income was significantly impacted by the factors discussed in the following paragraphs.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

OPERATING REVENUES AND EXPENSES

(in millions)	Six Months Ended June 30		Three Months Ended June 30
	2011	2010	2011	2010
Revenue
Copper revenue	$83.0	$47.8	$43.8	$28.0
Molybdenum revenue	43.1	25.4	27.4	15.2
Silver revenue	2.1	2.1	1.1	1.6
Other revenue	0.1	0.1	0.1	0.1
	$128.3	$75.4	$72.4	$44.9

Consolidated revenues generated during the six months ended June 30, 2011 were $128.3 million, an increase of $52.9 million, or 70% from revenues of $75.4 million for the six months ended June 30, 2010.  Consolidated revenues increased due to increased production and recoveries of copper and molybdenum and higher average realized sales prices for copper and molybdenum sold. The increase in copper and molybdenum production is a direct result of the expanded mine and concentrator activities compared to the six months ended June 30, 2010.

Consolidated revenues generated during the three months ended June 30, 2011 were $72.4 million, an increase of $27.5 million, or 61% from revenues of $44.9 million for the three months ended June 30, 2010.  Consolidated revenues increased due to increased production and recoveries of copper and molybdenum and higher average realized sales prices for copper and molybdenum sold. The increase in copper and molybdenum production is a direct result of the expanded mine and concentrator activities compared to the second quarter of 2010.

Copper Revenue Analysis
(in millions, except realized price)
	2011	2010
First quarter copper pounds sold	8.8	6.2
Second quarter copper pounds sold	10.2	5.9
Six months ending June 30 - pounds sold	19.0	12.1
Average six months realized price per pound sold	$4.37	$3.95
Six months ended June 30 - copper revenue	$83.0	$47.8

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Molybdenum Revenue Analysis
(in millions, except realized price)
	2011	2010
First quarter molybdenum pounds sold	1.0	0.6
Second quarter molybdenum pounds sold	1.6	1.0
Six months ending June 30 - pounds sold	2.6	1.6
Average six months realized price per pound sold	$16.57	$15.90
Six months ending June 30 - molybdenum revenue	$43.1	$25.4

The realized price for copper sold in the above table, excludes the effects of the copper forward sales contracts.  A total of 17.0 million pounds of copper forward sales pounds equivalents were delivered in the six months ended June 30, 2011 at an average contract price of $3.12 per pound.  The realized loss on the copper forward sales contracts is recorded in the Realized Loss on Derivative Liabilities within the Statement of Comprehensive Income (Loss).

The Company has approximately 2.8 million pounds of copper forward sales per month for the remainder of 2011 at an average price of $3.12 per pound.  The Company’s copper production that exceeds the amount of copper forward sales is exposed to fluctuation in copper prices (see discussion on “financing activities” regarding copper forward sales).

The Company’s copper concentrate sales are recognized at LME average monthly prices for quotational period of one month forward or four months forward (at the buyer’s discretion). The Company’s molybdenum concentrate sales are recognized at world-wide oxide prices less broker discounts at the time of delivery to the buyer. Molybdenum concentrate sales are FOB mine site. The Company’s cathode copper sales are recognized at the NYMEX monthly average price less shipping.

During the second quarter of 2011, the Company processed an average of 32,260 tpd. For the last 26 days in March and the first 4 days of April, the Company processed an average of 35,238 tpd. This completed the requirement of our completion guarantee under the terms of the Silver Wheaton agreement for 30 consecutive days of mill operation at an average of 35,000 tons per day.

The average ore throughput of 32,360 tpd combined with an increase of mill recoveries to 76.6% for copper and 73.6% for molybdenum in the second quarter of 2011 resulted in Mineral Park Mine reporting record metal production and a decrease of $0.30* in cash cost per pound of copper produced from the first quarter of 2011.

*These are alternative performance measures.  Please see “Alternative Performance Measures” section on page 20 below.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Key operating statistics for Mineral Park Mine are presented below:

Production	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010
- Copper in concentrate (000s lbs)	10,434	8,949	7,238	8,167	8,180
- Copper cathode (000s lbs)	748	540	687	865	825
- Molybdenum (000s lbs)	1,762	1,008	1,528	1,235	948
- Silver (oz)	180,569	158,668	148,463	135,136	117,185
Mining
Waste (tons)	1,488,758	1,771,635	2,814,389	1,703,760	1,529,176
- Ore (tons)	2,682,298	2,556,265	2,836,299	2,266,087	2,394,065
- Leach (tons)	1,208,897	1,060,097	502,334	1,261,890	1,234,743
- Total material mined (tons)	5,379,952	5,387,999	6,153,023	5,231,736	5,157,983
Milling
- Tons processed	2,935,659	2,624,947	2,702,416	2,522,717	2,308,771
- Tons processed per day	32,260	29,166	29,374	27,466	25,371
- Copper grade (%)	0.23	0.23	0.17	0.22	0.24
- Molybdenum grade (%)	0.041	0.035	0.041	0.040	0.039
- Silver grade (opt)	0.105	0.143	0.074	0.093	0.102
Recoveries
- Copper (%)	76.6	74.8	77.9	72.9	73.8
- Molybdenum (%)	73.6	54.6	69.8	61.7	52.1
- Silver (%)	58.7	42.4	74.1	57.4	49.7
Copper Concentrate
- Dry tons produced	27,484	30,233	23,570	21,324	26,951
- Copper grade (%)	19.0	14.8	15.4	19.2	15.0
- Silver grade (opt)	6.57	5.25	6.30	6.34	4.35
Molybdenum Concentrate
- Dry pounds produced	3,681,878	2,062,740	3,087,960	2,467,972	1,902,222
- Molybdenum grade (%)	47.9	48.9	49.5	50.0	49.9

On site Operating Costs (1) ($/t milled)	$11.83	$11.93	$11.15	$9.61	$8.05
Pounds of copper produced (000s lbs)	11,182	9,489	7,924	9,032	9,005
*Total cash cost per pound (1) of produced copper	$2.29	$2.59	$2.53	$2.11	$1.89
*Total cash cost per pound (1) of produced molybdenum	$12.10	$14.85	$11.32	$9.57	$10.50

(1) The cash cost per pound of produced copper and molybdenum measure shown is an estimate of the cash cost on a production basis. Site cash costs (including site administration) are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally. This is a non-IFRS performance measure and is furnished to provide additional information. These performance measures are included in this MD&A because these statistics are key performance measures that management uses to monitor performance, to assess how the Company is performing, to plan and to assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a meaning within IFRS and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

*These are alternative performance measures.  Please see “Alternative Performance Measures” section on page 20 below.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

(in millions)	Six Months Ended June 30		Three Months Ended June 30
	2011	2010	2011	2010
Operating Expenses
Freight, smelting & refining	$16.7	$15.9	$9.3	$10.2
Mining and processing	61.0	39.2	31.5	18.1

Mining and processing expenses increased by $21.8 million and $13.4 million during the six months and three months ended June 30, 2011, respectively, compared to the same periods in 2010. The increases in mining and processing costs for both periods were primarily related to the increase in costs associated with the expansion of mine operations and mill operating capacity as a result of ramping up from Phase 1 and Phase 1.5 expansions at Mineral Park Mine, when compared to the same periods in 2010.

Freight, smelting and refining charges increased by $0.8 million and decreased by $0.9 million for the six months and three months ended June 30, 2011, compared to the same periods ending in 2010. The slight decrease in cost is primarily due to an increase in copper concentrate grade shipped of 19% in the three months ended June 30, 2011 when compared to a copper concentrate grade shipped of 15% in the three months ended June 30, 2010.

(in millions)	Six Months Ended June 30		Three Months Ended June 30
	2011	2010	2011	2010
Other Operating Expense
Administration	$12.7	$5.0	$8.1	$2.8
Stock based compensation	3.0	3.8	1.3	0.7
Exploration expenditures	1.8	0.6	1.4	0.3
Amortization and depreciation of mineral property, plant and equipment	6.0	5.8	3.0	2.9

Administration expenses increased by $7.7 million and $5.3 million during the six month and three month periods ending June 30, 2011 over the comparable 2010 periods.  This increase was primarily due to a substantial increase in property taxes at Mineral Park Mine, increases in administrative activities related to the Mineral Park Mine expansion, El Pilar exploration and optimized feasibility study activities, audit and external accounting fees and executive separation arrangements related to the Creston Moly acquisition, when compared to the six month and three month periods ended June 30, 2010.

Stock based compensation expense decreased by $0.8 million for the six months ended June 30, 2011. This is primarily due to 1.2 million stock options vesting during the six months ended June 30, 2010. Stock based compensation increased $0.6 million for the three months ended June 30, 2011, over the comparable 2010 period.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

During the six month and three month periods ending June 30, 2011, exploration expenditures increased by $1.2 million and $1.1 million, when compared to the six months and three months ended June 30, 2010. This is attributable to the ramp-up of exploration and feasibility study activities for the El Pilar project during the current quarter.

Amortization and depreciation of mineral properties, plant and equipment of $6.0 million and $3.0 million for the six month and three month periods ending June 30, 2011 were consistent with the same periods in 2010.

(in millions)	Six Months Ended June 30		Three Months Ended June 30
	2011	2010	2011	2010
Other Income (Expenses)
Finance expense	$(4.6)	$(7.9)	$(2.2)	$(3.3)
Loss on long-term debt extinguishment	–	(13.5)	–	(13.5)
Realized loss on derivative instruments	(20.0)	(0.3)	(8.7)	(0.3)
Unrealized gain on derivative instruments	0.8	15.4	8.2	15.4
Unrealized gain on stock purchase warrants	14.3	13.1	8.5	14.9

The Company earned nominal interest income on its cash and cash equivalents and restricted cash, for the periods ended June 30, 2011 and 2010.

Finance expense decreased by $3.3 million and $1.1 million for the six month and three month periods ended June 30, 2011 compared to the same periods in 2010. This is primarily due to the credit facilities the Company entered into on April 26, 2010. Finance expense for the six months ended June 30, 2010 relates primarily to the 11.5% Senior Secured notes which were originally due in February 2012 and which were extinguished in May 2010.  The credit facility, along with interest rate swaps, cut interest rates by more than half from 11.5% to an average of 4.69%, representing a savings of approximately $0.6 million per month on the Company’s financing instruments.

The Company incurred lender’s fees of $6.4 million in connection with the 2010 credit facilities and this amount was applied proportionately to the funds raised and is being amortized to interest expense using the effective interest method over the terms of the credit facilities.

Accretion of provision for site reclamation and closure is classified in the statement of comprehensive income as a finance expense versus an operating cost under previous Canadian GAAP.

In the three month period ended June 30, 2010, the Company recorded a $13.5 million loss on long-term debt extinguishment related to the retirement of the 11.5% Senior Secured notes.

Realized loss on derivative instruments was $20.0 million and $8.7 million for the six month and three month periods ended June 30, 2011. Respectively, $19.5 million and $8.4 million are

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

related to the copper forward contracts which were closed out and settled in cash.  Current market prices of copper are higher than the forward contract prices. The remaining $0.5 million and $0.3 million losses for the six month and three month periods ending June 30, 2010 are due to the interest rate swap arrangement.  Both of these arrangements were entered into as part of the new credit facility in April 2010.

Unrealized gain on derivative instruments was $0.8 million and $8.2 million for the six month and three month periods ending June 30, 2011. This relates to the decrease in estimated fair value of derivative liabilities for mark to market on the copper forward contracts and the interest rate swap arrangement.

Unrealized gains on share purchase warrants were $14.3 million and $8.5 million for the six month and three month periods ending June 30, 2011. This represents a decrease in the fair value of the liability related to the share purchase warrants compared to unrealized gains of $13.1 million and $14.9 million in the comparable six month and three month periods ending June 30, 2010.

INCOME TAXES

The Company believes that it is likely that the Company will not receive the full benefits of its deferred tax assets. Accordingly, a full valuation allowance has been established as at December 31, 2010 and at June 30, 2011. The income tax provision is nil for the six months ended June 30, 2011 and $0.3 million for the six months ended June 30, 2010.

FINANCIAL POSITION, CASH FLOWS AND LIQUIDITY

At June 30, 2011, the Company had cash and cash equivalents of $19.7 million compared to $36.2 million at December 31, 2010.  At June 30, 2011, the Company had a working capital deficiency of $29.0 million compared to a working capital balance of $3.8 million at December 31, 2010.  Historically, our growth has been financed through the sale and issuance of our common shares and other securities by way of equity financings, commercial financing arrangements, and increased cash flow from operations at the Mineral Park Mine.

The Company completed commissioning of the Phase 1 mill expansion at the Mineral Park Mine and declared commercial production in April 2009. During 2010, the results of operations improved each quarter and the Company reported income from operations of $5.1 million for the six months ended June 30, 2010, and income from operations of $27.0 million for the six months ended June 30, 2011. The Company expects that the completion of the Phase 2 expansion at the Mineral Park mine and ore processing facilities during the third quarter of 2011 will result in increased copper and molybdenum production by substantial amounts (see 2011 forecast metal production table on page 3). This incremental increase in metal production is expected to be sold at the market rates.  Based on these factors, the Company expects its cash and working capital balances to begin increasing after the Phase 2 expansion is complete and in service, anticipated to be in September of 2011.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

While management believes the medium and long term fundamentals of copper and molybdenum are very good, the Company has structured a risk management program in support of the refinancing and the development plans for the expansion of Mineral Park Mine and its near-term El Pilar project in Mexico.

(in millions)	Six Months Ended June 30 2011	Three Months Ended June 30 2011
Cash provided by (used in)
Net cash from operation	$30.0	$21.5
Financing activities	14.6	15.9
Investing activities	(61.1)	(41.0)
Decrease in cash and cash equivalents	$(16.5)	$(3.6)

Net Cash from Operations

Cash flow provided by operating activities for the six months ended June 30, 2011, was $30.0 million and was generated primarily by $128.3 million of revenues and decreases in non-cash operating working capital balances of $18.5 million partially offset by operating cash costs of $92.3 million and $19.6 million of payments for copper forward sales contracts.

Cash flow provided by operating activities for the three months ended June 30, 2011, was $21.5 million and was generated primarily by $72.4 million of revenues and decreases in non-cash operating working capital balances of $10.7 million partially offset by operating cash costs of $50.3 million and $8.7 million of payments for copper forward sales contracts.

Financing Activities

Cash flow provided by financing activities for the six months ended June 30, 2011 was $14.6 million. On June 22, 2011, the Company entered into a pre-construction credit facility with a group of lenders to provide cash of $25.6 million and the Company realized proceeds from share purchase warrants and stock options exercised of $3.9 million. These financing activities were offset by long-term debt payments of $9.8 million and a $5.0 million increase in restricted cash requirements (an additional $2.7 million of restricted cash was related to the Creston Moly acquisition – see Note 8 of the Financial Statements).

Cash flow provided by financing activities for the three months ended June 30, 2011 was $15.9 million. On June 22, 2011, the Company entered into a pre-construction credit facility with a group of lenders to provide cash of $25.6 million. This was partially offset by long-term debt payments of $5.0 million and a $5.0 million increase in restricted cash requirements.

As detailed in our December 31, 2010 consolidated financial statements the Company entered into several different financing arrangements and extinguished senior debt units, with the objective of providing sufficient cash flow to support and grow its operations.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Deferred Revenue for Silver Sales

In March 2008, the Company entered into an arrangement (the “Arrangement”), and subsequently amended, with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”)  to sell 100% of its silver production from the Mineral Park Mine over the life of the mine for an upfront payment of $42.0 million (the “Deposit”).  Upon delivery of the silver, Silver Wheaton will also pay the Company a fixed price payment per ounce of silver produced equal to the lesser of $3.90 (subject to a 1% annual adjustment starting in the fourth year of silver production) and the spot price at the time of sale.

The Company was required to achieve a minimum target rate of 35,000 tons of ore per day over a thirty day consecutive period (the “Minimum Target Rate”) by June 30, 2010 otherwise Silver Wheaton could request repayment of the refundable portion of the Deposit, subject to any subordination agreement.  In 2010, the Company amended the Arrangement whereby the date to achieve the Minimum Target Rate was extended to June 30, 2011.  In consideration for this amendment, the Company granted Silver Wheaton a right of first refusal on the sale of silver produced from any mining property or concession owned, currently or in the future, by the Company on terms substantially similar to the Agreement or a royalty interest payable on any silver produced from any mining property or concession owned, currently or in the future, by the Company.  As announced on April 5, 2011, the Company met the Minimum Target Rate and operated the mill at 35,238 tpd for 30 consecutive days.

Equipment Loans

The Company enters into various agreements with third parties to acquire the use of equipment utilized at the Mineral Park Mine. The outstanding amounts due are repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.095% to 7.75%, maturing at various dates ranging from January 1, 2011 to December 30, 2015.  All agreements are collateralized by the respective mining equipment.  During the six months ended June 30, 2011, the Company borrowed an additional $1.5 million for the purchase of a front-end loader and made repayments for the various agreements of $1.7 million (June 30, 2010 - $1.9 million).

Investing Activities

The Company invested $39.2 million cash in property, plant and equipment for the six months ended June 30, 2011. These payments were primarily comprised of $28.1 million for the Phase 2 mill expansion and $11.1 million for the natural gas turbine installation. During the six months ended June 30, 2010, the Company incurred $10.7 million of capital expenditures related to Phase 1.5 of the mill expansion.

During the six months ended June 30, 2011 the Company paid the remaining $1.2 million of the $2.7 million net proceeds interest liability due for the acquisition of Mineral Park Mine.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

RESTATEMENT

The Company has restated its consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the three month and six month periods ended June 30, 2010. The correction of these errors has no impact on the Company’s reported revenue or costs and expenses for the year ended December 31, 2010. Certain items have been reclassified to be consistent with the presentation in the current year. The effect that this restatement has had on the Company’s comparative IFRS interim financial statements during 2010 is shown in Note 20 of the condensed consolidated interim financial statements for the period ended June 30, 2011.

The restatement corrects a cut off error affecting copper revenue and certain costs and expenses between first quarter of 2010 and second quarter of 2010. For the three months ended March 31, 2010 the Company understated copper revenue by $6.7 million and certain costs and expenses by $0.9 million which previously instead recognized during the three months ended June 30, 2010.

Approximately $2.2 million and $2.9 million of mining and processing costs should have been recognized during the three month and six month periods ended June 30, 2010, respectively, which were instead reported as prepaid expenses and inventory.

The restatement reflects the decrease in fair value of the embedded derivative in accounts receivable for copper and molybdenum sales based on forward metal prices.  These adjustments were $0.9 million for copper and $0.8 million for molybdenum for the three month period ended June 30, 2010 and $0.7 million for copper and $0.8 million for molybdenum for the six month period ended June 30, 2010.

Debt transactions costs of $2.1 million were included in prepaid expenses in the three month and six month periods ended June 30, 2010 which should have been recorded as an expense.

Unrealized gain on derivative instruments has been reduced by $5.2 million to reflect the inclusion of the Company’s credit risk in the method of valuation of the derivative instruments, consistent with the method used at December 31, 2010.

Interest expense of $5.6 million was disclosed as amortization and depreciation expense in the three month and six month periods ended June 30, 2010.

Loss on debt extinguishment of $10.8 million was included in interest expense for the three month and six month periods ended June 30, 2010.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Balance Sheet
June 30, 2010
Accounts receivable	$8,041	$(2,120)	$5,921
Inventories	17,046	(2,049)	14,997
Prepaid expenses	6,954	(6,637)	317
Derivative instruments	3,512	(187)	3,325
Marketable securities	299	(25)	274
Derivatives-copper hedge	18,236	(5,002)	13,234
Total Assets	398,987	(16,020)	382,967
Accounts payable and accrued liabilities	8,032	(4,816)	3,216
Current portion-long term debt	–	9,524	9,524
Long term debt	131,193	(14,422)	116,771
Derivative instruments	(1,193)	2,386	1,193
Deferred income tax liability	208	4,608	4,816
Total Liabilities	188,270	(2,720)	185,550
Deficit	(44,228)	(12,082)	(56,309)
Total Liabilities and Equity	$397,793	$(14,826)	$382,967

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Statement of Comprehensive Income (Loss)
Six Months ended June 30, 2010
Copper revenue	$48,422	$(662)	$47,760
Molybdenum revenue	26,196	(807)	25,389
Freight, smelting & refining	15,904	(13)	15,891
Mining and processing	36,237	2,946	39,183
Administration	5,843	(863)	4,980
Exploration expenditures	59	497	556
Amortization and depreciation PP&E	11,143	(5,613)	5,530
Income from operations	3,550	1,578	5,128
Interest expense	(12,272)	5,060	(7,212)
Loss on long term debt extinguishment	–	(10,773)	(10,773)
Long term debt transaction costs	–	(2,108)	(2,108)
Unrealized gain on marketable securities	8	(8)	–
Realized loss on derivative instruments	–	(296)	(296)
Unrealized gain on derivative instruments	20,555	(5,190)	15,365
Income before income taxes	11,883	(11,737)	146
Current income taxes expense	–	345	345
Net income (loss) for the period	11,883	(12,082)	(199)
Unrealized gain on marketable securities	–	25	25
Income per common share	$0.06	$(0.06)	$(0.00)

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

	As Reported Canadian GAAP	Adjustments	Restated Canadian GAAP
Statement of Comprehensive Income (Loss)
Three Months ended June 30, 2010
Copper revenue	$35,331	$(7,313)	$28,018
Molybdenum revenue	15,982	(807)	15,175
Freight, smelting & refining	11,026	(839)	10,187
Mining and processing	17,127	966	18,093
Administration	3,107	(283)	2,824
Exploration expenditures	59	265	324
Amortization and depreciation PP&E	8,393	(5,613)	2,780
Income from operations	11,065	(2,615)	8,450
Interest expense	(8,024)	5,060	(2,964)
Loss on long term debt extinguishment	–	(10,773)	(10,773)
Long term debt transaction costs	–	(2,108)	(2,108)
Unrealized gain on marketable securities	(198)	(33)	(231)
Realized loss on derivative instruments	–	(296)	(296)
Unrealized gain on derivative instruments	20,555	(5,190)	15,365
Income (Loss) before income taxes	23,436	(15,724)	7,712
Current income taxes expense	–	–	–
Net income (loss) for the period	23,436	(15,724)	7,712
Unrealized gain on marketable securities	–	231	231
Income per common share	$0.12	$(0.08)	$0.04

FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy.  The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's mining operations and capital expansion at Mineral Park Mine and exploration and development at El Pilar and El Creston, and to limit exposure to credit and market risks.  The Board approves and monitors the risk management processes and there were no changes to the objectives or the process from the prior year.

Management's involvement in the operations allows for the identification of risks and variances from expectations. The Company has no designated hedging transactions. The Company has provided the Company’s assets as collateral on its revolving and non-revolving credit facilities, project financing, equipment loans and capital leases.

Please refer to the Company’s Audited Consolidated Financial Statements and the related MD&A for the year ended December 31, 2010, for a full description of the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures. There have not been any significant changes in these risks since that filing.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2011:

(in millions)	2011	2012 -2013	2014 -2015	Thereafter	June 30, 2011 Total	Dec. 31, 2010 Total
Accounts payable and accrued liabilties	$45.9	$–	$–	$–	$45.9	$21.5
Derivative liabilities (a)	20.4	57.6	32.6	2.2	112.8	111.9
Creston pre-construction credit facility	–	25.7	–	–	25.7	–
Non-revolving credit facility	9.5	38.1	38.1	4.8	90.5	100.0
Revolving credit facility	–	–	30.0	–	30.0	30.0
Project financing for gas turbine	1.5	6.0	6.0	7.2	20.7	19.8
Equipment loans (b)	1.7	3.4	0.9	–	6.0	6.1
Provision for site restoration and closure (c)	–	–	22.6	2	2.6	22.6
NPI liability (d)	–	–	–	–	–	1.2
	$79.0	$130.8	$107.6	$36.8	$354.2	$313.0

a)	Derivative liabilities include the fair value for the forward contracts for copper of $109.9 million and the fair value of interest rate swaps of $0.5 million.

b)
Equipment loans repayable by monthly blended principal and interest payments bearing interest rates ranging from 4.7751% to 7.7546% maturing at various dates ranging from September 1, 2011 to December 31, 2015. All term loans are collateralized by certain mining equipment purchased under respective equipment loans.

c)	Total undiscounted costs after including the effects of inflation expected to be incurred during the years 2034-2043.

d)
Contingent payments originally totaling $2.7 million reimbursed based on a net profit interest of 5% per quarter on cumulative revenue minus cumulative cash operating expenses of Mineral Park Mine operations.  At June 30, 2011, this liability was paid in full.

In the opinion of management, the cash available at June 30, 2011, together with future cash flows from operations including forward contract sales and available funding facilities, is sufficient to meet its financial requirements, support its commitments, and comply with covenants on the credit facilities.

OUTSTANDING SHARE DATA

At August 15, 2011 there were 246,872,823 common shares issued and outstanding.  In addition there were 14,438,374 stock options outstanding with exercise prices ranging from C$0.385 and C$10.44 per share of which 77% were exercisable.  Prior to the Creston Moly acquisition there were the following warrants outstanding:

Description	# warrants	Cdn Purchase Price
Share purch warrants	14,154,662	$1.00
Share purch warrants	5,994,550	4.00
Broker warrants	464,423	2.60
	20,613,635

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

As a result of the acquisition of Creston Moly, the additional warrants are outstanding:

Description	# warrants	Cdn Purchase Price
Share purch warrants	1,531,350	$1.07
Share purch warrants	1,357,500	0.47
Share purch warrants	1,189,821	5.47
Share purch warrants	215,625	2.80
	4,294,296

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2011, the Company entered into the following transactions with related parties not disclosed elsewhere in these consolidated financial statements:

a.	The Company shares office premises with a public company that has a director in common and was charged $2,264 (2010 - nil) as its share of the ongoing occupancy and staffing costs.

b.
Included in accounts payable is $0.7 million (2010 - nil) due to directors, former directors and officers or companies affiliated with directors.  Included in accounts payable is an amount of $0.6 million payable as a result of change in control provisions in terminated contracts.

c.	Legal fees - the Company paid or accrued $0.06 million (June 30, 2010 – $0.07 million) for legal services rendered during the period by a law firm of which a director of the Company is a partner.

The above-noted transactions were in the normal course of business and were measured at the exchange value which was the amount of consideration established and agreed to by the related parties.

ALTERNATIVE PERFORMANCE MEASURES

This MD&A includes alternative performance measures that are furnished to provide additional information. These performance measures are included in this MD&A because these statistics are key performance measures that management uses to monitor performance, to assess how the Company is performing, to plan and to assess the overall effectiveness and efficiency of mining operations. These performance measures may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

substitute for measures of performance included in the Company’s unaudited condensed interim consolidated financial statements prepared in accordance with IFRS.

The following table below provides a reconciliation of these alternative performance measures to the most directly comparable IFRS measure.

EBITDA

EBITDA represents net earnings before interest, income taxes, and depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA when reporting their results.

(in millions)	Six Months Ended June 30		Three Months Ended June 30
	2011	2010	2011	2010
Net income	$17.8	$11.5	$24.0	$22.9
Add:
Finance expense	4.6	7.9	2.2	3.3
Income taxes	–	0.3	–	–
Depreciation and amortization	6.0	5.8	3.0	2.9
	$28.4	$25.5	$29.2	$29.1

Cash Cost Per Pound

The cash cost per pound of produced copper and molybdenum measure shown is an estimate of the cash cost on a production basis. Site cash costs (including site administration) are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires managements to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.   Management has identified the following critical accounting policies and estimates which it believes are important for understanding the Company’s financial results and for which a change in these policies are estimate could materially impact the consolidated financial statements.  The Company’s accounting policies under IFRS are disclosed in our condensed consolidated interim financial statements, for the period ended March 31, 2011.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Inventories

Production inventories consist of ore on the leach pad and in-process and concentrate inventories which are carried at the lower of average production cost and net realizable value. Costs include all direct production costs and a reasonable allocation of fixed overheads. Net realizable value represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long term sales contracts, less the estimated costs to complete production and bring the product to a saleable state. The estimates and assumptions used in measurement of the ore on the leach paid include quantities of ore stacked on leach pads, recoverable pounds of copper contained in ore stacked on leach pads, and the price per copper pound expected to be realized when the metal is recovered. The estimates and assumptions used in measurement of in-process and concentrate inventories include the determination of costs such as mining, milling, applicable site administration and depreciation related to the use of assets to process the inventory.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its inventories, which would reduce the Company’s earnings and working capital.

Mineral properties, plant and equipment

The Company’s mineral properties, plant and equipment are carried at cost less the associated accumulated depletion and depreciation.  In accordance with IFRS, the Company capitalizes all related costs of acquisition.

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred prior to the date of a positive economic analysis on a mineral property are expensed as incurred.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to mineral property. Exploration and evaluation expenditures, including exploratory drilling and related expenditures are capitalized as mineral property in the accounting period the expenditure is incurred when management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

The Company’s mining operation is depleted using the unit-of-production method.  Under the unit-of-production method, depletion and/or depreciation of mine specific assets is based on the amount of estimated recoverable reserves expected to be recovered. The ultimate amount on recoverable reserves is dependent on a number of factors including the grade of the ore, capital expenditures, mining, processing and reclamation costs, and the success of exploration activities in identifying additional mineral reserves. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan including future capital expenditures, the Company could be required to write down the carrying amounts of its mine specific assets, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review.  The review is based on the Company’s intentions for development of such a project.  If a project does not prove viable, all unrecoverable costs associated with the project are charged to profit or loss in the year in which the property becomes impaired.

Once management has determined that the development potential of the property is economically viable, the decision to proceed with development has been approved, and the necessary permits are in place for its development, the exploration asset is reclassified to “Mineral properties” within Property, Plant & Equipment.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects.  Such information includes geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mineral properties, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets, and depreciation and amortization charges.

Units-of-production depreciation

Estimated recoverable reserves are used in determining the depreciation and/or amortization of mine specific assets. This results in a depreciation / amortization charge proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumptions, including the amount of recoverable reserves and estimates of future capital expenditure. Changes are accounted for prospectively.

Derivative liabilities

In connection with the closing of certain credit facilities, the Company entered into forward sales of copper and interest rate swap contracts. The fair value of the copper forward contracts will fluctuate until their respective maturities in response to fluctuation in market prices of copper, interest rates and the Company’s own credit risk. The fair value of the interest rate swap contracts will fluctuate based on changes in LIBOR and the Company’s own credit risk. Actual

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

results can differ from estimates made by management and may have a material impact on the Company’s financial statements.

Provision for site reclamation and closure

The Company recognizes liabilities for statutory, contractual, or constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of its assets.  The Company assesses its provision for site reclamation and closure at each reporting date.  Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable.  These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases as compared to the inflation rates, and changes in discount rates. Those uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the site reclamation and closure liability and reclamation asset. Any reduction in the site reclamation liability and therefore any deduction from the reclamation asset may not exceed the carrying amount of that asset. If it does, any excess over the carrying value is recognized immediately in profit or loss for the period.

Accounting for shared-based payments

The Company grants share-based awards, including options, to directors, officers and employees of the Company and to non-employees providing services on behalf of the Company.  Compensation expense is determined based on estimated fair values of all share-based awards at the date of grant calculated using a Black-Scholes option pricing model. Total compensation expense for each award is amortized over the vesting period, taking into consideration management’s best estimate of awards which are expected to vest. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and the expected life of the option.  Changes in these input assumptions or management’s estimate of the number of awards which will ultimately vest, may significantly affect the amount of non-cash share-based payments recorded.

Share purchase warrants

In connection with the closing of previous equity financing, the Company has issued units consisting of share capital and share purchase warrants. These share purchase warrants are classified as financial liabilities and are measured at fair value through profit or loss. The fair value of these instruments is subject to change based on the fluctuation in the market value of the Company’s share purchase warrants which is impacted by the Company’s share price and foreign exchange rates.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011, Canadian publicly accountable enterprises were required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with a transition date of January 1, 2010.

The Company issued its first interim consolidated financial statements prepared under IFRS for the three months ended March 31, 2011, with restatement of comparative information presented to be in accordance with IFRS unless specifically noted otherwise. The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in changes to the Company’s accounting policies, and internal controls over financial reporting. Our IFRS accounting policies are described in Note 3 of the March 31, 2011 condensed consolidated interim financial statements

As previously discussed in the Company’s MD&A for the year ended December 31, 2010, the Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that included the following three phases: (a) scope assessment; (b) impact assessment and (c) implementation.  The IFRS transition plan progressed according to schedule and addressed topics such as the impact of IFRS on accounting policies and implementation decisions, information systems and technology and the impact on reporting activities. Both the audit committee and senior management were regularly updated on the progress of the project and any major issues highlighted as a result of the work performed were brought to their attention and addressed with them as necessary. With the issuance of our first interim financial statements under IFRS, the Company has completed its conversion project through the initial implementation.

Comparison of IFRS to Canadian GAAP

The adoption of IFRS resulted in some changes to the consolidated balance sheets and income statements of the Company that were previously reported under Canadian GAAP.  Reconciliations from Canadian GAAP to IFRS for total equity, assets and liabilities have been prepared as well as net loss for the comparative reporting periods. These reconciliations are intended to help users of the financial statements better understand the impact of the adoption of IFRS on the Company.  Please refer to Note 20 of the June 30, 2011 condensed consolidated interim financial statements for the reconciliations between Canadian GAAP and IFRS.

The key differences between the accounting policies applied in preparing its first consolidated IFRS financial statements and its accounting policies in accordance with previous Canadian GAAP that are expected to have an impact on an ongoing basis are as follows:

Share purchase warrants

Under IFRS, share purchase warrants issued with exercise prices denominated in currencies other than the United States dollar, the Company’s functional currency, are classified and presented as financial liabilities and measured at fair value, with changes in fair value recognized

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

through profit and loss. Under Canadian GAAP, all warrants were presented as equity. At December 31, 2009, the Company had warrants with C$ exercise prices included in equity. As at January 1, 2010 adjustments to the financial statements to recognize the share purchase warrant liability at fair value on transition to IFRS are recognized as an increase to share purchase warrant liability of $29.4 million, a decrease to share-based payment reserve of $10.4 million, $2.7 million recorded as a decrease in share capital to reflect the fair value of the share purchase warrants when they were granted, with the balancing amount of $16.2 million recorded as a decrease to retained earnings. An additional decrease to opening retained earnings of $17.2 million has been recorded for warrants exercised prior to the date of transition to IFRS, calculated as the difference between the fair values of the warrants on the dates of exercise and the amounts recorded in equity.

The accounting for share purchase warrants as required under IFRS will create earnings volatility on an ongoing basis.  For the six months ended June 30, 2010, the impact on earnings was a mark to market loss of $13.1 million.  For the six months ended June 30, 2011, the impact on earnings was a mark to market gain of $14.3 million.

Provision for site reclamation and closure

Under IFRS, a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. As a result, the provision for site reclamation and closure has been re-measured as at the date of transition resulting in an increase of $4.1 million and the recognition of a related asset, as part of the carrying value of Mineral Properties. This asset is amortized over the remaining life of the mine.

In comparison to Canadian GAAP at June 30, 2010 and December 31, 2010, the change in discount rate resulted in an increase to the provision for site reclamation and closure of $4.2 million and $5.1 million and an increase to Mineral Properties of $4.2 million and $4.5 million with a corresponding decrease to equity of nil and $0.6 million, respectively.

Fixed Asset componentization

IFRS requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The Company reviewed componentization of its mineral properties, plant and equipment, and identified certain additional components.   Retroactive application of requirements of IAS 16 to separately depreciate such components resulted in a decrease in carrying amounts of mineral properties, plant and equipment at the date of transition of $0.6 million with a corresponding decrease to retained earnings. This measurement difference resulted in further reductions in the carrying value of the related assets due to increased depreciation amounts being recognized throughout 2010 of $0.4 million.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

IFRS 1 First-Time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. Please refer to Note 20 of the condensed consolidated interim financial statements for a detailed description of the IFRS 1 exemptions the Company elected to apply.

Business Activities and Key Performance Measures

We have assessed the impact of the IFRS transition project on our financial covenants and key ratios related to our credit facilities and found the transition did not significantly impact our covenants.

Control Activities

Controls over the IFRS transition process have been implemented, as necessary.  We, with the assistance of our external accounting advisors, identified and implemented the required accounting process changes that resulted from the application of IFRS accounting policies. All accounting policy changes were subject to review by senior management and the Audit Committee of the Board of Directors.

Impact on Information Systems and Technology

The IFRS transition project did not have a significant impact on our information systems for the convergence periods. We do not anticipate any significant impact to applications arising from the transition to IFRS for post-convergence periods.

Anticipated changes to IFRS

The post-implementation phase of the IFRS transition will involve continuous monitoring of changes in IFRS in future periods.  The International Accounting Standards Board (IASB) continues to amend and add to current IFRS standards with several projects underway.  Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS annual consolidated financial statements for the year ending December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s unaudited interim consolidated financial statements as at and for the three months ended June 30, 2011 which are based on IFRS standards issued and outstanding as of the date of this document. The Company does not currently expect any of the IFRS standard developments to have a significant impact on its 2011 consolidated financial statements.

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board ("FASB") issued in August 2010 a joint Exposure Draft proposing that lessees

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a final standard in 2011at which time the impact on the Company will be evaluated.

ACCOUNTING POLICIES TO BE IMPLEMENTED EFFECTIVE JANUARY 1, 2013

Consolidation Accounting

On May 12, 2011 the International Accounting Standards Board (IASB) issued IFRS 10 Consolidated Financial Statements which replaces IAS 27 - Consolidated and Separate Financial Statements and SIC-12, with a single standard on consolidation. The IASB revisited the definition of "control," which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting does not result in any change to net earnings or shareholders ' equity, but would result in a significant presentation impact. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Joint ventures

On May 12, 2011 the IASB issued IFRS 11 – Joint Arrangements. This standard establish a principles-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements.  It also eliminates the option to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13 – Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements. The Company is currently evaluating the impact that the standard is expected to have on its consolidated financial statements.

Financial instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. The replacement standard has the following significant components: establishes two primary measurement categories for financial assets – amortized cost and fair value; establishes criteria for classification within measurement category based on business model and cash flow characteristics; and eliminates existing held to maturity, available for sale and loans and receivable categories. The IASB intends to expand IFRS to add new requirements and has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

offsetting of financial assets and liabilities, with final standards expected in the third quarter of 2011. The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the date covered by this report. Based on that evaluation, the CEO and the CFO have concluded that, due to the material weaknesses in internal controls set out below, the Company's disclosure controls and procedures were not effective to provide reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under Canadian securities laws is recorded, processed, summarized and reported as and when required and that it is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s CEO and CFO and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company’s financial statements.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

The Company’s management assessed the effectiveness of internal control over financial reporting as at December 31, 2010. In making this assessment, it used the criteria set forth in the Internal Control‐Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that internal control over financial reporting was ineffective, as at December 31, 2010, because of the following material weaknesses:

1)
Due to the small size and recent expansion activities of the Company, there were insufficient accounting personnel to enable effective segregation of duties over financial reporting. This included a lack of segregation of duties related to journal entry processing and financial statement preparation and review. This deficiency was considered pervasive in nature and could have resulted in material misstatements of the financial statements.

2)
Due to the small size and recent expansion activities of the Company, the Company's finance staff did not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions. To address this risk, the Company consulted with external accounting advisors, but did not have sufficient personnel to review the work performed by the external advisors. This deficiency was considered pervasive in nature.

These material weaknesses resulted in a more than remote likelihood that a material misstatement would not be prevented or detected.

Remediation Plan and Activities
In response to these identified material weaknesses, the Company developed a remediation plan to rectify the weaknesses. The Company has done the following since December 31, 2010.

1)	The Company has engaged external consultants and has hired the anticipated personnel required to provide for sufficient segregation of duties.

2)	The Company has hired staff with the appropriate skill set and sufficient personnel to prepare and review technical, complex, and non-routine accounting transactions.

3)	The Company is training the newly hired staff and continuing to monitor the situation to determine if additional staff is required.

Changes in Internal Control over Financial Reporting

Other than our changes related to our IFRS transition plan and remediation plan actives, there has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by Management’s Discussion and Analysis.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Limitation of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, and indicate our expectations and are made as of the date of this MD&A and include without limitation, statements regarding discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) while the Company temporarily ceased placing new ore on the leach pads in late May 2008, the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the milling expansion of Mineral Park will continue to be viable operationally and economically and the balance of the construction will proceed as expected; and (4) any additional financing needed will be available on reasonable terms.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

Additional factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among other factors: (1) weak commodity prices and general metal price volatility; (2) the state of the global economy and economic and political events, including the deterioration of the global capital markets, affecting metal supply and demand and economic and political events affecting metal supply and demand; (3) securing and the nature of regulatory permits and approvals and the costs of complying with environmental, health and safety laws and regulations; (4) the ongoing availability and cost of operational inputs including expertise, labor, reagents, water, power and equipment; (5) fluctuations in ore grade, operating costs or ore tons milled; (6) geological, technical, mining or processing problems; (7) fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar exchange rate (8) the Company’s dependence on third parties for smelting and refining its metals; (9) the advice the Company has received from its consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral resources and mineral reserves are appropriate and accurate; (10) risks involved in current or future litigation or regulatory proceedings and (11) future changes that may occur in the life-of-mine plan and/or the ultimate pit design.  The Company cannot assure you that any of these assumptions will prove to be correct.

The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements, including future-oriented financial information, contained in this MD&A and the documents incorporated by reference are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including future-oriented financial information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to disclose publicly any future revisions to forward-looking statements, including future-oriented financial information, to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as expressly required by law. Additionally, the forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying our reasonable belief of the direction of the Company and may not be appropriate for other purposes.

The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. Other risks and assumptions are discussed throughout this MD&A and, in particular, in “Critical Accounting Estimates” and “Risks Factors” sections.  The Company does not assume the obligation to revise or update these forward-looking statements after the date of this MD&A or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

MERCATOR MINERALS LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2011

National Instrument 43-101 Compliance

Unless otherwise indicated, Mercator has prepared the technical information in this MD&A ("Technical Information") based on information contained in the technical reports and news releases (collectively the "Disclosure Documents") available under either Mercator’s, the Stingray Copper Inc. or the Creston Moly Corp. company profile and available on SEDAR at www.sedar.com.  Some of the information in this MD&A has been updated for events occurring subsequent to the date of the technical reports.  Each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”).  Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator's Vice-President Engineering, a Qualified Person as defined by NI 43-101 supervised the preparation of and verified and approved the technical information contained in this MD&A in respect of the Mineral Park Mine.  Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-President Exploration, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of the El Pilar project contained in this MD&A.  Dave Visagie, P. Geo, the Company’s Exploration Manager, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the technical information in respect of the El Creston project contained in this MD&A.